UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 2004

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from                      to

Commission file number 001-31240

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

NEWMONT RETIREMENT SAVINGS PLAN

FOR HOURLY-RATED EMPLOYEES

(Title of Plan)

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NEWMONT MINING CORPORATION

(Issuer of Securities)

1700 Lincoln Street

Denver, Colorado 80203

(Principal Executive Office)

Newmont

Retirement Savings Plan for Hourly-Rated Employees

Financial Statements as of December 31, 2004 and 2003 and for the years ended December 31, 2004 and 2003 and Supplemental Schedule as of December 31, 2004.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Newmont Retirement Savings Plan for Hourly-Rated Employees

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Newmont Retirement Savings Plan for Hourly-Rated Employees (the “Plan”) at December 31, 2004 and December 31, 2003, and the changes in net assets available for benefits for the years ended December 31, 2004 and December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Denver, Colorado

June 24, 2005

Newmont

Retirement Savings Plan for Hourly-Rated Employees

Statements of Net Assets Available for Plan Benefits

	As of December 31,
	2004	2003
Assets:
Investments, at fair value	$46,257,127	$44,203,263
Loans to participants	3,904,363	3,821,961

Net assets available for plan benefits	$50,161,490	$48,025,224

The accompanying notes are an integral part of these financial statements.

Newmont

Retirement Savings Plan for Hourly-Rated Employees

Statement of Changes in Net Assets Available for Plan Benefits

	As of December 31,
	2004	2003
Additions to net assets attributed to
Investment income:
Dividend income, common stock	$74,837	$44,372
Dividend income, registered investment companies	608,840	456,262
Interest income, participant loans	228,841	271,688
Net appreciation in the fair value of investments (Notes 2 and 3)	1,161,067	9,347,678

Net investment gain	2,073,585	10,120,000

Contributions
Employer, net of forfeitures applied (Note 1)	1,430,503	1,347,557
Participants	3,387,344	3,011,369
Rollover	3,229	55,238

Total contributions	4,821,076	4,414,158

Transfers (Out)	(805)	—

Total additions	6,893,856	14,534,158

Deductions from net assets attributed to
Payment of benefits	(4,714,900)	(4,195,787)
Administrative and other expenses	(42,690)	(9,475)

Total deductions	(4,757,590)	(4,205,262)

Increase in net assets	2,136,266	10,328,896

Net assets available for plan benefits at beginning of year	48,025,224	37,696,328

Net assets available for plan benefits at end of year	$50,161,490	$48,025,224

The accompanying notes are an integral part of these financial statements.

1.	Description of the Plan

The following description of the Newmont Retirement Savings Plan for Hourly-Rated Employees (the “Plan”) (formerly known as Newmont Gold Company-Hourly Retirement Savings Plan) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

The Plan was established effective October 1, 1991, by Newmont Mining Corporation (the “Company”) to qualify as a defined contribution, profit sharing plan under Section 401(k) of the Internal Revenue Code, for the benefit of eligible employees of the Company. Effective January 1, 1998, the Plan was amended and restated. The Plan is a collectively bargained, defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Benefits under the plan are not subject to guarantee by the Pension Benefit Guaranty Corporation.

Administration

Trustee, record keeping and investment management services are performed by The Vanguard Fiduciary Trust Company, a member of the Vanguard Group, Inc. (“Trustee”).

The Plan is administered by the Administration Committee (the “Committee”), which consists of not less than three nor more than five members appointed by the Company’s Board of Directors. The Committee evaluates the performance of the Trustee, may retain independent advisors and consultants, and selects the investment fund options offered under the Plan. Further, the Committee is responsible for executing the provisions of the Plan and for managing the Plan’s activities.

Eligibility and Contributions

Full-time employees are eligible to participate in the Plan after performing 60 calendar days of service. Part-time employees are eligible to participate in the Plan after one year of service in which they complete 1,000 hours of service as defined by the Plan document. Participants may elect to contribute to the Plan, on a pre-tax or after-tax basis or combination thereof, from 1% to 100% of the Plan eligible compensation to a maximum $13,000 on a pre-tax basis for the 2004 Plan year.

The Company’s matching contribution for each eligible active participant is limited to 5% of participant’s eligible compensation. Participant’s contributions are matched by the Company in Company common stock. The number of Company shares contributed is based on the market price at the date of contribution. Total matching contributions are limited to $13,000 per participant for 2004.

All employees who are eligible to make elective deferrals under this Plan and who have attained age 50 before the close of the Plan year are eligible to make catch-up contributions beyond the pre-tax limit to “catch-up” retirement savings. The limit for catch-up contributions in the Plan year 2004 was $3,000.

In addition, the maximum contributions and other additions (including all other plans sponsored by the Company) for the plan year of a participant under the Plan may not exceed the lesser of $41,000 or 100% of the eligible compensation paid to the participant by the Company in such plan year. Annual additions are defined as the participant’s contributions, Company’s matching and retirement contributions.

The Plan also allows rollover contributions of part or all of an “eligible rollover distribution” received by a participant from a qualified plan of a previous employer.

Vesting

Participants are fully vested in their contributions, and are vested in employer matching contributions 20% after one year of service, 40% after two years of service, 60% after three years of service and 100% after four years of service. Additionally, participants become fully vested in Company contributions upon death, disability or retirement.

Non-vested balances of employees who terminate are forfeited and shall be used to reduce subsequent Company contributions to the Plan and administrative expenses of the Plan paid by the trustee.

Participant Accounts

Separate accounts are maintained for each participant and are credited with the participant’s contributions, the Company’s contributions and rollover contributions, if any, including the allocations of earnings and losses to these accounts calculated daily based on participant account balances. Participants direct their investments by electing the percentages of their accounts and contributions to be allocated between investment fund alternatives. Participants may make unlimited changes in their future investment allocations or make transfers of existing balances between investment fund alternatives.

Payment of Benefits and Withdrawals

At the time of a participant’s retirement, death or disability, the vested balances in all of his or her accounts will be paid in a lump sum. Upon termination of employment for reasons other than retirement, death or disability, participants are entitled to receive a lump sum payment for the value of the nonforfeitable portion of their account. Such lump sum payments may result in adverse tax consequences for the participant. Participants may also choose to leave their account in the Plan or roll it over into an IRA rollover account or another qualified benefit plan. Participants with vested account balances less than $5,000 are required to roll their account balances into an IRA rollover account, another qualified benefit plan, or receive a lump sum distribution. Participants with account balances of $5,000 or more may choose to leave their account balances in the Plan.

Loans

Loans may be made to participants from their individual plan account, with a minimum loan amount of $1,000 and a maximum amount equal to the lesser of 50% of such participant’s vested balance or $50,000. The interest rate on such loans is determined by the Trustee based on commercial lending rates at the date of the loan, and is fixed over the term of the loan. The repayment period may be up to five years for general loans or up to 15 years if loan proceeds are used for the purchase of a principal residence.

Plan Termination

Although the Company expects to continue the Plan indefinitely, the Company has the right under the Plan document to discontinue its contributions at any time and to terminate the Plan (“full termination”) subject to the provisions of ERISA. In the event of full termination, termination with respect to a group or class of participants (“partial termination”) or a partial discontinuance of contributions, the unvested portion of Company contributions for participants subject to such full termination, partial termination or partial discontinuance will become fully vested and nonforfeitable.

2.	Significant Accounting Principles

Basis of Accounting

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America on the accrual basis of accounting. Trades are recorded on the trade date. Interest is accrued when earned and dividends are accrued when declared.

Valuation of Investments

All of the Plan’s investments are maintained in mutual funds and a Company stock trust which are valued using quoted market prices from the respective securities’ principal active exchange. The net appreciation (depreciation) in the fair value of investments for the period is included in the determination of net investment gain (loss) as reflected in the Statement of Changes in Net Assets Available for Plan Benefits.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in a combination of mutual funds and Company stock. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Plan Benefits and the Statement of Changes in Net Assets Available for Plan Benefits.

Payment of Benefits

Payments of benefits are recorded on the accrual basis of accounting.

Plan Expenses

The Company pays administrative expenses on behalf of the Plan through the use of forfeitures and other payments.

Administrative expenses include recordkeeping fees, trustee fees, account maintenance fees, and annual loan fees. Participant loan origination fees are excluded from administrative expenses and deducted from participant’s accounts as they are paid directly by the participants to the trustee and do not flow through the Plan.

3.	Investments

Plan participants have the following investment options: AIM Constellation Fund, A Shares, Templeton Developing Markets Trust – Class I Shares, Vanguard 500 Index Fund Investor Shares, Vanguard Capital Opportunity Fund, Vanguard Extended Market Index Fund Investor Shares, Vanguard International Growth Fund, Vanguard LifeStrategy Conservative Growth Fund, Vanguard LifeStrategy Growth Fund, Vanguard LifeStrategy Income Fund, Vanguard LifeStrategy Moderate Growth Fund, Vanguard Prime Money Market Fund, Vanguard PRIMECAP Fund, Vanguard Total Bond Market Index Fund, Vanguard U.S. Growth Fund, Vanguard Wellington Fund Investor Shares, Vanguard Windsor II Fund Investor Shares, Vanguard Explorer Fund, Vanguard Small-Cap Index Fund Investor Shares, Vanguard Total International Stock Index Fund and Newmont Mining Stock Fund. Participants are able to allocate and reallocate account balances among these funds on a daily basis. All investments are participant directed.

Effective June 1, 2004, if more than 50% of any participant’s account balance was invested in the Newmont Mining (NMC) Stock Fund and if the participant was directing any percentage of ongoing contributions to this fund, any new contributions that were directed to the NMC Stock Fund would be automatically redirected to the Vanguard Prime Money Market Fund. On March 1, 2005, if more than 50% of any participant’s account balance was invested in the NMC Stock Fund and if the participant was directing any percentage of their ongoing contributions to the NMC Stock Fund, the portion invested in the NMC Stock Fund that exceeded 50% was automatically moved to the mix of funds that matches the participant’s ongoing contribution election. Ongoing contributions directed to the NMC Stock Fund were automatically redirected to Vanguard Prime Money Market Fund.

On July 1, 2004, the Plan Administration Committee replaced two funds, Vanguard U.S. Growth Fund and AIM Constellation Fund-Class A with Vanguard PRIMECAP Fund and Vanguard Capital Opportunity Fund. The two replaced funds were closed to new investments on June 30, 2004. Existing balances would remain in these funds until March 1, 2005. On March 1, 2005, all remaining balances in Vanguard U.S. Growth Fund were automatically moved to Vanguard PRIMECAP Fund and all remaining balances in AIM Constellation Fund-Class A were automatically moved to Vanguard Capital Opportunity Fund.

The fair value of individual investments that represented 5% or more of the Plan’s net assets as of December 31, were as follows:

	2004		2003
	Shares	Fair Value	Shares	Fair Value
Investment Funds:
AIM Constellation Fund, A Shares	114,404	$2,612,977	180,428	$3,881,013
Vanguard 500 Index Fund Investor Shares	85,355	$9,529,043	79,711	$8,183,962
Vanguard LifeStrategy Moderate Growth Fund	225,673	$4,579,110	226,363	$3,759,894
Vanguard Prime Money Market Fund	7,165,361	$7,165,361	7,890,193	$7,890,193
Newmont Mining Stock Fund	876,596	$10,562,986	902,055	$11,880,064

The reconciliation of net appreciation in fair value of the Plan’s net assets as of December 31, were as follows:

	2004	2003
Net realized gain (loss) on sale of assets, common stock	$(234,664)	$895,519
Net realized gain on sale of registered investment companies	58,188	347,970
Unrealized appreciation (depreciation) of assets, common stock	(705,028)	4,154,418
Unrealized appreciation of registered investment companies	2,042,571	3,949,771

Net appreciation of fair value of the Plan’s net assets	$1,161,067	$9,347,678

4.	Tax Status of the Plan

The Plan received a favorable determination letter from the Internal Revenue Service as to the qualified status of the Plan on December 5, 2002. Although the Plan has been amended since receipt of the determination letter, the Plan remains a qualified plan and is not subject to tax. Accordingly, no provision for federal or state income taxes has been recorded.

5.	Related Party Transactions

VFTC acts as trustee for only those investments as defined in the Plan. Also, certain Plan assets are also invested in shares of Company stock. Transactions in such investments qualify as party-in-interest transactions that are exempt from prohibited transaction rules as defined by ERISA. Administrative fees for Trustee services amounted to $42,690 for the year ending December 31, 2004.

Plan-related expenses of $52,562 were paid by the Company for the year ended December 31, 2004.

Newmont

Retirement Savings Plan for Hourly-Related Employees

Schedule of Assets (Held at End of Year)

	Shares	Current Value Year Ended December 31, 2004
Investment Funds:
AIM Constellation Fund, A Shares	114,404	$2,612,977
Templeton Developing Markets Trust - Class I Shares	25,880	479,305
*Vanguard 500 Index Fund Investor Shares	85,355	9,529,043
*Vanguard Capital Opportunity Fund	24,578	756,267
*Vanguard Explorer Fund	4,757	354,711
*Vanguard Extended Market Index Fund Investor Shares	19,710	618,116
*Vanguard International Growth Fund	49,206	928,023
*Vanguard LifeStrategy Conservative Growth Fund	142,975	2,181,794
*Vanguard LifeStrategy Growth Fund	98,912	1,982,199
*Vanguard LifeStrategy Income Fund	70,707	956,659
*Vanguard LifeStrategy Moderate Growth Fund	255,673	4,579,110
*Vanguard PRIMECAP Fund	5,604	349,130
*Vanguard Prime Money Market Fund	7,165,361	7,165,362
*Vanguard Small-Cap Index Fund Investor Shares	12,420	333,107
*Vanguard Total Bond Market Index Fund	129,804	1,333,082
*Vanguard Total International Stock Index Fund	10,849	136,692
*Vanguard U.S. Growth Fund	13,510	218,594
*Vanguard Wellington Fund Investor Shares	19,609	592,007
*Vanguard Windsor II Fund Investor Shares	19,133	587,963

		35,694,141

Employer Stock:
*Newmont Mining Stock Fund	876,596	10,562,986
Participant Loans (a):

Interest rates ranging from 5.0% - 10.5%		3,904,363

Total		$50,161,490

*	Represents a party-in-interest

(a)	Interest rates on loans are determined by the Trustee based on commercial lending rates at the date of the loan.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Newmont Retirement Savings Plan For Hourly-Rated Employees

Date June 28, 2005	/s/ RUSSELL D. BALL
Russell D. Ball
Administrative Committee Member

EXHIBIT INDEX

Exhibit No.	Exhibit
23	Consent of PricewaterhouseCoopers, LLP